UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Landec Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

514766104

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 21, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,772,956
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,772,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,772,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.48%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		131,184
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

131,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,904,140
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,904,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,904,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.93%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,904,140
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,904,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,904,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.93%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,904,340
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,904,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,904,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.93%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,904,340
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,904,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,904,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.93%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,904,340
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,904,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,904,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.93%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 514766104

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Landec Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2811 Airpark Drive, Santa Maria, California 93455.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 2,772,956 Shares owned directly by Legion Partners I is approximately $28,130,183, including brokerage commissions. The aggregate purchase price of the 131,184 Shares owned directly by Legion Partners II is approximately $1,330,343, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,082, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 21, 2020, the Reporting Persons entered into a cooperation and support agreement with the Issuer (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to use its reasonable best efforts to obtain stockholder approval at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”) to increase the size of its Board of Directors (the “Board”) from ten (10) to twelve (12) directors (the “Requisite Approval”) and, subject to obtaining the Requisite Approval, take all necessary action to nominate and recommend in favor of Joshua E. Schechter as a candidate for election as a Class 2 director of the Board, to serve until the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”), or until his earlier death, resignation, disqualification or removal. The Issuer also agreed that immediately following Mr. Schechter’s election or appointment to the Board, Mr. Schechter will be appointed to the Nominating and Corporate Governance Committee of the Board and will serve on such committee for the duration of his term.

The Cooperation Agreement also provides that if Mr. Schechter is unable to serve as an independent director of the Company for any reason or otherwise continue service on the Board, other than on account of his failure to be elected at the 2020 Annual Meeting, prior to the end of the Standstill Period (as defined below) and at such time, the Reporting Persons have a net long beneficial ownership of at least 5% of the outstanding Shares, then the Reporting Persons have the ability to identify a replacement director candidate to serve on the Board who meets certain independence and experience criteria, in accordance with the terms of the Cooperation Agreement.

9

CUSIP No. 514766104

The terms of the Cooperation Agreement further provide that the Reporting Persons are subject to customary (i) standstill obligations, including, among other things, not to acquire any securities of the Company that would result in Legion Partners having beneficial ownership of more than 15.0% of the Company’s then outstanding common stock, and (ii) mutual non-disparagement provisions with the Issuer until thirty (30) calendar days prior to the deadline for the submission of stockholder nominations of directors for the 2021 Annual Meeting (the “Standstill Period”). At the 2020 Annual Meeting, the Reporting Persons have agreed, among other things, to vote in a manner consistent with the recommendation of the Board with respect to the election of directors and the proposal to obtain the Requisite Approval.

The Issuer’s obligations under the Cooperation Agreement will terminate and Mr. Schechter (or any replacement director) will tender his or her resignation from the Board in the event the Reporting Persons submit a notice of nomination or business proposal to the Issuer, which resignation may be accepted by the Board in its discretion. The Cooperation Agreement will also immediately terminate if the Issuer enters into a definitive agreement for a transaction that would constitute a Change of Control (as defined in the Cooperation Agreement) if such Change of Control transaction was not encouraged, facilitated or solicited by any of the Reporting Persons.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,241,889 Shares outstanding as of August 10, 2020 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 14, 2020.

A.	Legion Partners I
(a)	As of the close of business on August 21, 2020, Legion Partners I beneficially owned 2,772,956 Shares.

Percentage: Approximately 9.48%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,772,956
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,772,956

(c)	Legion Partners I has not entered into any transactions in the Shares during the past sixty days.
B.	Legion Partners II
(a)	As of the close of business on August 21, 2020, Legion Partners II beneficially owned 131,184 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 131,184
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 131,184

10

CUSIP No. 514766104

(c)	Legion Partners II has not entered into any transactions in the Shares during the past sixty days.
C.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,772,956 Shares beneficially owned by Legion Partners I and (ii) 131,184 Shares beneficially owned by Legion Partners II.

Percentage: Approximately 9.93%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,904,140
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,904,140

(c)	Legion Partners, LLC has not entered into any transactions in the Shares during the past sixty days.
D.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I and Legion Partners II, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 2,772,956 Shares beneficially owned by Legion Partners I and (ii) 131,184 Shares beneficially owned by Legion Partners II.

Percentage: Approximately 9.93%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,904,140
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,904,140

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past sixty days.
E.	Legion Partners Holdings
(a)	As of the close of business on August 21, 2020, Legion Partners Holdings beneficially owned 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 2,772,956 Shares beneficially owned by Legion Partners I and (ii) 131,184 Shares beneficially owned by Legion Partners II.

Percentage: Approximately 9.93%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,904,340
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,904,340

11

CUSIP No. 514766104

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past sixty days.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,772,956 Shares beneficially owned by Legion Partners I, (ii) 131,184 Shares beneficially owned by Legion Partners II and (iii) 200 Shares beneficially owned by Legion Partners Holdings.

Percentage: Approximately 9.93%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,904,340
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,904,340

(c)	Neither Mr. Kiper nor Mr. White has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 21, 2020, the Reporting Persons and the Issuer entered into the Cooperation Agreement as described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Cooperation and Support Agreement by and among, Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper and Raymond White and Landec Corporation, dated August 21, 2020.

12

CUSIP No. 514766104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2020

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

13